December 13, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Re:

Biotricity Inc.

Amendment No. 4 to Registration Statement on Form S-1

File No. 333-210933

Ladies and Gentlemen:

On behalf of our client, Biotricity Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated November 21, 2016 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 filed by the Company with the Commission on November 8, 2016 (File No. 333-210933) (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 4.

All page number references in the Company’s responses are to the page numbers in Amendment No. 4 or the prospectus forming a part of Amendment No. 4 (the “Prospectus”).

Business, page 38

1.

The information mentioned in your response to prior comment 3 did not include the material mentioned in response 20 of your letter to us dated August 22, 2016. We may have further comment after you provide that material.

We advise the Staff that the Company has updated and revised the disclosure with respect to the ECG markets, on pages 45 and 46 of the Prospectus. We further advise the Staff that the Company will, promptly after the filing of Amendment No. 4, supplementally provide the Staff with support to such revised disclosure.

Event Monitoring, page 51

2.

Please disclose the substance of the last sentence of your response to prior comment 7 regarding the status of your arrangements with monitoring centers.

Effect has been given to the Staff’s comments. Please see the revised disclosure on page 48 of the Prospectus.

Transactions with Related Persons, page 70

3.

From your revisions to footnote 2 to the table on page 64, it appears that all of Mr. Al-Siddiq’s compensation prior to April 12, 2016 was in the form of consulting fees. Accordingly, please reconcile the amount of the consulting fees indicated in your response to prior comment 9 with the total compensation amounts paid to Mr. Al-Siddiq listed in the table on page 64. Please also expand your revisions on page 70 to name each relevant related person, disclose the basis on which the person is a related person, and indicate the amount of such related person’s interest in each transaction.

Effect has been given to the Staff’s comments. Please see the revised disclosure on pages 65, 71 and 72 of the Prospectus. We note that while preparing the reconciliation requested by the Staff, the Company determined that consulting fees payable to Mr. Al-Siddiq during the 2014 and 2015 fiscal years were incorrectly stated in the prior filings, and are corrected in Amendment No. 4 on page 65.

Selling Stockholders, page 71

4.

We note your revisions in response to prior comment 10. Given the information in footnote (10), it is unclear how the information in footnote (1) on page 69 applies to Ansari American Holdings LLC. Please revise or advise.

Effect has been given to the Staff’s comment. Please see the revised disclosure on page 70 of the Prospectus.

* * * * *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ STEPHEN E. FOX

STEPHEN E. FOX

For the Firm

cc:

Biotricity Inc.